HOUSTON AMERICAN ENERGY CORP.
801 TRAVIS, SUITE 1425
HOUSTON, TEXAS 77002
TELEPHONE (713) 222-6966
FACSIMILE (713) 222-6440

October 2, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jennifer O’Brien

RE:	Houston American Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2007, as Amended
Filed March 28, 2008

Form 10-Q for Fiscal Quarter Ended June 30, 2008
Filed August 12, 2008

Form 8-K, Filed June 24, 2008
File No. 1-32955

Dear Ms. O’Brien:

Filed simultaneous herewith, via EDGAR, please find Amendment No. 2 to the above referenced Form 10-K and Amendment No. 1 to the above referenced Form 10-Q.

Set forth below are the Staff’s comments, as set forth in the Staff’s letter dated August 25, 2008, followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 3

Natural Gas and Oil Reserves, page 8

Comment:

1.
We note your disclosure in footnote item (2) that you provided the standardized measure of discounted future net cash flows attributable to your reserves “using prices in effect at the end of the respective periods presented, discounted at 10% per annum on a pre-tax basis.”  Based on this disclosure, it appears the measure you present under this heading may be a non-GAAP measure since it differs from the GAAP standardized measure of discounted future net cash flows as contemplated in SFAS 69 due to the exclusion of future income taxes.  As such, please modify the description of this measure to avoid investor confusion and include the disclosures required by Item 10(e) of Regulation S-K, including reconciliation to the most directly comparable component of the standardized measure of discounted future net cash flows or otherwise modify your calculation and disclosure as necessary.

U.S. Securities and Exchange Commission
October 2, 2008

Company Response:

The “Natural Gas and Oil Reserves” presentation has been revised to present the standardized measure after income taxes.

Controls and Procedures, page 25

2.
We note your disclosure that “Based on the evaluation described above, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.”  Please note Item 307 of Regulation S-K requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act.  The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure.  Specifically, the term disclosure controls and procedures “means controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that its files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Your officer’s conclusion does not state whether your disclosure controls and procedures are effective or ineffective at accomplishing all of these items.  Please modify your officer’s conclusion to state whether your disclosure controls and procedures are effective or ineffective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a15(e) of the Exchange Act.

Company Response:

As discussed with the staff, the “Evaluation of Disclosure Controls and Procedures” discussion appearing in Item 9A(T) has been revised to eliminate the incomplete definition of disclosure controls and procedures and to insert, in its place, “as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended.”

Further, as discussed with the staff, the discussion of disclosure controls and procedures has been revised to state management’s conclusion that disclosure controls and procedures were effective at December 31, 2007.  The prior language referencing weaknesses in internal control over financial reporting as the basis for concluding that disclosure controls and procedures were not effective has been deleted as management has determined that the weaknesses in question related only to internal control over financial reporting and did not constitute weaknesses in disclosure controls and procedures.

U.S. Securities and Exchange Commission
October 2, 2008

Comment:

3.
Given your conclusion that your disclosure controls and procedures were not effective as of December 31, 2007, please expand your disclosure to address any remedial measures that you initiated and/or planned to undertake to address the deficiency.  Please also address whether there is an established timeline for implementing your initiated and/or planned remedial measures.  In addition, please expand your disclosure to identify the remedial actions that you have taken and to provide quantitative information regarding the cost of such remedial actions.

Company Response:

In light of the response to Comment 2 above and the determination by management that disclosure controls and procedures were effective, no revisions have been made with respect to remedial measures relating to disclosure controls and procedures.

Management’s Report on Internal Control over Financial Reporting, page 25

Comment:

4.
Please include a statement that your report does not include the auditor’s attestation report and that your registered public accounting firm has not attested to management’s report on the company’s internal control over financial reporting.  Refer to Release No. 33-8760.

Company Response:

The statement set forth in Item 308T(a)(4) of Regulation S-K, indicating that an attestation report is not included, has been added at the end of Management’s Report on Internal Controls over Financial Reporting.

Note 1 – Nature of Company and Summary of Significant Accounting Policies, page F-7

Comment:

5.
We note from your disclosure your “marketable securities consist of asset-backed securities and municipal bonds with original maturities beyond 90 days.”  We further note you view these “securities as representing investment of funds available for current operations;” and have, therefore, classified your marketable securities as current assets.  Please tell us and expand your disclosure to explain the nature and term of the investments you hold in asset-based securities and municipal bonds.

U.S. Securities and Exchange Commission
October 2, 2008

Company Response:

The marketable securities held at December 31, 2007 consisted of (1) $900,000 in face amount of AAA rated auction rate notes backed by student loans with a variable coupon rate, interest payable monthly and maturing in 2032 and (2) $8,750,000 in face amount of AAA rated revenue bonds of the Wisconsin State General Fund with a variable coupon rate, interest payable monthly and maturing in 2032.  The footnote relating to Marketable Securities has been expanded to disclose the nature and terms of the marketable securities.  In addition, these securities were sold in February of 2008 and the company realized no gains or losses associated on the disposal.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Note 6.  Sale of Oil and Gas Properties, page 9

Comment:

6.
We note you determined the carrying value of the properties sold “by allocating total capitalized costs within the non-U.S. full cost pool between properties sold and properties retained based on their relative fair values.”  Please confirm, if true, that you determined there were substantial economic differences between the properties sold and those retained, as contemplated by Rule 4-10(c)(6)(i) of Regulation S-X, or otherwise advise.

Company Response

We have reviewed our allocation of capitalized costs and determined that the description of the methodology used in allocating capitalized cost appearing in the Form 10-Q was incorrect.  There were no substantial economic differences between the properties sold and those retained and, accordingly, we allocated capitalized costs based on the ratio of proved reserves sold and proved reserves retained which is the same basis as is used to compute amortization.   We have revised the description in the amended Form 10-Q to accurately reflect the methodology of allocating capitalized costs.

Controls and Procedures, page 17

Comment:

7.
We note your certifying officers concluded your disclosure controls and procedures were effective as of June 30, 2008.  Given your certifying officer’s conclusion that your disclosure controls and procedures were ineffective as of December 31, 2007, please tell and expand your disclosure to explain the necessary facts and circumstances that led to your ability to conclude that your disclosure controls and procedures were effective as of June 30, 2008.

U.S. Securities and Exchange Commission
October 2, 2008

Company Response:

In light of the response to Comment 2 above and the determination by management that disclosure controls and procedures were effective at December 31, 2007, no revisions have been made with respect to the conclusion that disclosure controls and procedures were effective as of June 30, 2008.  The disclosure has, however, been revised to make the same consistent with that included in the Form 10-K.

Comment:

8.
We note your disclosure that there were no changes in your internal control over financial reporting during the quarter ended June 30, 2008 that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting.  Please tell us whether you performed any remediation efforts during this reporting period which resulted in a change in your internal controls over financial reporting. In addition, please provide the following disclosures, if applicable, for each outstanding material weakness you identified in your Form 10-K for the fiscal year ended December 31, 2007:

•	Reiterate when each material weakness was first identified and by whom;
•	Specifically identify the facts and circumstances surrounding each outstanding material weakness;
•	Provide a more fulsome discussion of the nature of your remediation efforts and the actions you’ve already undertaken;
•	Indicate when you believe your remediation efforts will be completed;
•	Disclose the material costs associated with each remediation procedure.

Company Response:

The weaknesses identified in the Form 10-K related to inadequate segregation of duties and deficiencies in the treasury control process.

As noted in the Form 10-K, the lack of adequate segregation of duties relates to the fact that the company has a one person internal accounting staff.  Further, as noted, based on the scope of operations, the company has no present plans to add accounting staff and has taken no steps in that regard that would remedy the lack of segregation of duties.

The deficiencies in the treasury control process relate to occasional failure to review bank reconciliations prepared by an outside consultant.  The company has implemented a procedure to review and approve bank reconciliations on a timely basis.

The discussion of Changes in Internal Control over Financial Reporting has been expanded to provide additional disclosure regarding remediation efforts and plans.

U.S. Securities and Exchange Commission
October 2, 2008

Form 8-K Filed June 24, 2008

Comment:

9.
Please confirm, if true, that you were not required to provide pro forma financial information for the disposition of your interest in the Caracara Association Contract in accordance with Items 2.01 and 9.01 of Form 8-K, or otherwise advise.

Company Response:

The Company qualifies as a “smaller reporting company” and, pursuant to Item 9.01(b)(1) of Form 8-K, is subject to Rule 8-05 of Regulation S-X regarding required pro forma financial statements.  Rule 8-05 of Regulation S-X (unlike Article 11 of Regulation S-X) calls for pro forma information to be provided for certain acquisitions but does not provide for pro forma information with respect to dispositions.  Accordingly, the Company has determined that it is not required to provide pro forma information in the Form 8-K.

Engineering Comments

Comment:

10.
Please submit to us the petroleum engineering reports – in hard copy and electronic digital format – you used as the basis for your 2007 proved reserve disclosures.  Please ensure these materials include:

a)
One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)
Individual income forecast schedules for each of the three largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD projects;

d)
Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) for each of these six largest properties.  Please include normal operational performance projections such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in the largest three developed properties.  Also include base maps for each PUD property/field that identify existing well and PUD locations as well as producing status.  You may contact us for assistance in this or any other matter.

U.S. Securities and Exchange Commission
October 2, 2008

Company Response:

The engineering report has been forwarded under separate cover as requested.

Acknowledgements

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,

/s/ John F. Terwilliger

John F. Terwilliger
President

cc:	James Jacobs
Michael Sanders, Esq.
Nelson Haight